Exhibit 4

FOR IMMEDIATE RELEASE	31 MARCH 2014

WPP PLC (“WPP”)

Wunderman acquires FusePump in UK

WPP announces that its wholly-owned operating company Wunderman, the world’s largest digital agency network, has acquired FusePump Limited, a company specialising in product data and content for digital marketing.

Based in London, FusePump extracts product data from e-commerce websites and other data sources, making it available for integration into hundreds of marketing channels and advertising applications. By distributing data into multiple online channels, FusePump helps retail, travel, mobile and entertainment companies realise their full digital marketing potential. FusePump employs 50 people and clients include Nokia, Sky, Sony, Tesco, and ASOS.

FusePump’s consolidated unaudited revenues for the year ended 31 December 2013 were £3.0 million, with gross assets of £0.9 million as at the same date.

This acquisition is part of WPP’s strategy of developing the Group’s capabilities in fast-growing sectors and markets and strengthening its capabilities in digital media. WPP’s digital revenues were over US$6.0 billion in 2013, representing almost 35% of total Group revenues of US$17.3 billion. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years. In the UK, the Group (including associates) generates revenues of about US$2.8 billion and employs over 15,000 people. Like-for-like revenue growth in the UK was 4.8% in 2013.

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204